U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

dated September 1, 2020

Commission File Number 0-51504

GENETIC TECHNOLOGIES LIMITED

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

60-66 Hanover Street

Fitzroy

Victoria 3065 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Since April, 2020, Genetic Technologies Limited (the “Company”) has raised an aggregate of $16.37 million through offerings of its American Depositary Shares. As a result, the Company believes that, as of the date of this filing, it has US GAAP stockholders’ equity in excess of $2.5 million. Accordingly, the Company has received notification from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Nasdaq Hearings Panel has determined that the Company has regained compliance with the minimum stockholders’ equity requirement, as set forth in Listing Rule 5550(b)(1) (the “Equity Rule”), for continued listing on The Nasdaq Capital Market and that Nasdaq has closed its listing review.

As previously disclosed, on March 13, 2020, the Company received a determination letter from Nasdaq indicating that the Company’s American Depositary Shares were potentially subject to delisting from The Nasdaq Capital Market as the Company did not comply with the Equity Rule, which requires the Company to have a minimum of $2.5 million in stockholders’ equity or market value of listed securities of $35 million or net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years. The Nasdaq Hearings Panel on May 12, 2020, granted the Company an extension through September 9, 2020, to regain compliance. As noted above, this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2020

GENETIC TECHNOLOGIES LIMITED

By:	/s/ Justyn Stedwell
Name:	Justyn Stedwell
Title:	Company Secretary